UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

DC

02020253

NOACT
P.E Feb 13, 2002
1-15062

February 20, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/20/2002

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary
AOL Time Warner Inc.
75 Rockefeller Plaza, 25-18
New York, NY 10019

Re: AOL Time Warner Inc.

Dear Ms. Waxenberg:

This is in regard to your letter dated February 13, 2002 concerning the shareholder proposal submitted by NorthStar Asset Management Inc. and co-filers for inclusion in AOL Time Warner's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that AOL Time Warner therefore withdraws its January 4, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Attorney-Advisor

Cc: Julie Goodrich
President
Northstar Asset Management Inc.
30 St. John Street
Boston, MA 02130

AOL Time Warner

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

VIA FACSIMILE W/COPY BY
OVERNIGHT COURIER – 202-942-9525

February 13, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

WITHDRAWAL OF NO-ACTION LETTER REQUEST

Re: AOL Time Warner Inc. – Stockholder Proposal Submitted by
NorthStar Asset Management Inc. and Co-Filers

Ladies and Gentlemen:

This letter serves to inform you that AOL Time Warner Inc. (the "Company") hereby withdraws its letter dated January 4, 2002 to the Securities and Exchange Commission requesting that the Commission take a "no-action" position with respect to the Company's omission from its 2002 proxy materials of the proposal submitted by NorthStar Asset Management Inc. and several co-filers (collectively, the "Proponents") relating to freezing the pay of corporate officers. The Company has discussed the proposal with representatives of the Proponents, and the Proponents have elected to withdraw the proposal. Attached hereto as Exhibit A is an acknowledgement signed by Julie Goodrich, President of NorthStar Asset Management Inc., the lead filer of the proposal, on behalf of all the Proponents, agreeing to withdraw the proposal.

If you need any additional information regarding this matter, please do not hesitate to contact me at (212) 484-7350.

Sincerely,

Susan A. Waxenberg

cc: NorthStar Asset Management Inc.
Scott Klinger, United for a Fair
Economy/Responsible Wealth
Judith M. Barnet
Harriet Denison
Carla Kleefeld
Robert L. Munson
Roger J. Rath
Carol A. Rice
Kathleen Ladd Ward

In addition, the Proponents of the Proposal and their representatives agree that they will keep the terms of this agreement and the conditions of the withdrawal of the Proposal confidential and will not discuss them publicly.

Very truly yours,

Agreed to and Proposal hereby withdrawn:

By: ______________________

Name: JULIE GOODRIDGE, PRESIDENT, NORTHSTAR Asset Management

On behalf of all the Proponents

AOL Time Warner

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

January 4, 2002

VIA OVERNIGHT MAIL &
FACSIMILE -- 202-942-9525

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of AOL Time Warner Inc., a Delaware corporation (the "Company" or "AOLTW"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the stockholder proposal (the "Proposal") submitted by NorthStar Asset Management Inc., and several co-filers (collectively, the "Proponents"), for inclusion in AOLTW's proxy material (the "2002 Proxy Material") to be used in connection with its Annual Meeting of Stockholders currently scheduled to be held in May 2002. The Proposal "request[s] that the Board adopt an executive compensation policy that freezes the pay of corporate officers during periods of significant downsizing." AOLTW respectfully requests confirmation from the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission that it will not recommend enforcement action if AOLTW omits the Proposal from its 2002 Proxy Material pursuant to clauses (i)(7) and (i)(3) of Rule 14a-8 because it deals with matters relating to AOLTW's ordinary business operations and contains false, misleading and vague statements. A copy of the Proposal is attached to this letter as Annex A.

I. **The Proposal relates to AOLTW's ordinary business operations and, therefore, may be omitted from the Company's 2002 Proxy Material pursuant to Rule 14a-8(i)(7).**

Rule 14a-8(i)(7) permits exclusion of stockholder proposals dealing with matters relating to the conduct of a company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." The Staff has made clear that a proposal addressing the compensation of officers and directors relates to general compensation issues and therefore is excludable. *Lucent Technologies Inc.* (November 6, 2001)(permitting the exclusion of a proposal seeking to decrease the remuneration of all officers and directors). The Staff has distinguished between stockholder proposals relating to senior executive compensation issues, which are not excludable from proxy material under Rule 14a-8(i)(7), and proposals relating to a broader group of officers and employees, which are excludable. See *Minnesota Mining and Manufacturing Company* (March 4, 1999)(proposal to limit the yearly percentage compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7) as relating to ordinary business matters); *Xerox Corporation* (March 25, 1993)(referring to senior executive compensation as an includable matter).

Consistent with the Staff's precedent, the Proposal may be excluded from the 2002 Proxy Material because it targets broader compensation and employment policies and practices than those relating only to senior executive officers. The Proposal seeks to have the compensation of "corporate officers" frozen during periods of significant downsizing. The Proposal on its face covers compensation of AOLTW's corporate officers, not just its senior executive officers, and employment determinations affecting all employees throughout AOLTW's operations. AOLTW employs over 70 corporate officers with titles ranging from Assistant Secretary to Chairman of the Board. This is in addition to numerous officers of subsidiary corporations of AOLTW who may also be deemed "corporate officers" within the purview of the Proposal. Commensurate with their responsibilities, the compensation of these individuals may be covered by the Company's "executive compensation policies," but clearly they are not all considered senior executives. The Staff recently determined in *Lucent Technologies Inc.* (November 6, 2001) that a stockholder proposal seeking to reduce the compensation of "all officers and directors" was properly omitted from Lucent Technologies' proxy material as relating to the ordinary business matter of its general compensation policy. Although the word "all" does not precede the words "corporate officers" in the Proposal as it did in the proposal submitted to Lucent Technologies, the Proposal is the same as that in the *Lucent Technologies* since the term "corporate officers" is not otherwise limited or delineated and the level of management responsibility encompassed by that term is not specified. Similarly, in *Minnesota Mining and Manufacturing* (March 4, 1999), the Staff found that a proposal to limit the yearly percentage compensation increase of the "top 40 executives" related to ordinary business matters and was properly excluded pursuant to Rule 14a-8(i)(7).

The Proposal clearly seeks to affect the salary and bonus compensation of employees beyond those classified as senior executives and downsizing decisions across the entire company and thus may be excluded pursuant to Rule 14a-8(i)(7), and recent precedent, as related to the company's ordinary business operations.

II. The Proposal may be omitted from the 2002 Proxy Material under Rule 14a-8(i)(3) and Rule 14a-9 because it contains false, misleading and vague statements.

Rule 14a-8(i)(3) permits the omission of a proposal or any statement in support thereof if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. The Company believes that the Proposal violates Rule 14a-9 in that it contains false, misleading and vague statements and is, therefore, excludable under Rule 14a-8(i)(3). Specifically, the Company objects to assertions in the Proponents' supporting statement (a) about the total compensation of the Chief Executive Officer, (b) providing an unsupported, overbroad statement about the impact on the workforce of downsizing and (c) relating to the salary and bonus paid to the Company's six highest paid executive officers. In addition, the Proposal itself is so vague that it does not clearly guide the stockholders or the Board on the actions for which approval is sought and, thus, may be omitted from the 2002 Proxy Material.

The supporting statement asserts that "Total compensation for the company's CEO exceeded $73 million in 2000." The Proponents offer no source for this information. Information included in the Company's 2001 proxy statement indicates that the total annual compensation for 2000 for the Company's CEO was approximately $12 million, an amount significantly less than the amount provided by the Proponents. In addition, the supporting statement asserts that the layoffs "requir[e] many remaining employees to assume additional responsibilities and learn new skills." This statement is made without source, support or citation and is simply not accurate in each instance. *See ExxonMobil Corporation* (March 19, 2001)(unsupported and inaccurate statements relating to CEO compensation and other matters in a similar proposal seeking to freeze compensation properly omitted from proxy material as false and misleading).

The Proponents' supporting statement contains misleading statements about the Company's compensation structure. The Proponents attempt to garner support for the Proposal by presenting information about historical increases in compensation for certain of the Company's executive officers. The Proponents do not discuss the basis or methodology for this calculation which they purport to have derived from the Company's proxy statement used in connection with its first annual meeting of stockholders held in 2001. Because the Proponents omit this important information, they inaccurately present the Company's compensation history and the rationale for their position.

The Company was created in connection with the combination (the "Merger") of America Online, Inc. ("AOL") and Time Warner Inc. ("Time Warner") and did not commence operations until the Merger was consummated on January 11, 2001. The compensation reported in the Company's 2001 proxy statement reflected compensation paid by the predecessor companies prior to the Merger. As clearly explained in the Company's 2001 proxy statement, prior to the Merger, AOL's fiscal year ended on June 30, not December 31, which was the fiscal year-end of Time Warner. As a result, the compensation disclosed for the Company's senior executive officers who were compensated by AOL was reported on a different fiscal year basis, and included a transition or "stub" period to disclose compensation paid most recently with respect to the transition period of July 1, 2000 through December 31, 2000. Despite asserting that their calculations for all executive officers were for the "previous year" and without any other explanation at all, the Proponents appear to have calculated the change in the compensation paid to these individuals for the two fiscal years ended June 30, 1999 and 2000 rather than for the most recent period. The compensation paid for the last six months of 2000 is ignored totally for these individuals. If the compensation during the last six months of 2000 for these individuals were annualized, the range and average compensation would reflect a significant decrease in compensation for one individual who elected not to receive a bonus and significantly lower figures than those presented by the Proponents. With their statement, the Proponents are trying to garner support for their Proposal based on an inappropriately misleading and outdated picture of the compensation structure of the Company.

The Staff has also found that a proposal is misleading if the stockholders would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted and, as a related matter, if the board of directors or management of a company would not have a clear idea as to what exactly it should do to effectuate the proposal. *See Philadelphia Electric Co.* (July 30, 1992)(proposal relating to the election of a committee of small shareholders to present plans "that will...equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite). The Proposal states that the requested pay freeze "shall continue for a period of one year following the layoffs." The Proposal does not clearly state the trigger for the commencement or the end of the one-year period. The supporting statement identifies two announced layoffs, one in January, another in August. It is not clear from the Proposal, however, if each announced layoff would recommence the one-year period and whether the period would start when the layoffs were announced, when they were conveyed to the individual employee or when the layoff actually took effect. The Proposal requests the Company's board of directors to freeze the pay of "corporate officers." As noted above, the Proposal does not make clear which officers would be subject to the freeze. Without this clarity, the stockholders will not know what they are voting for and the Board of Directors will not know how to implement the Proposal if stockholders approve it.

For these reasons, the Company believes that the Proposal may be omitted from the 2002 Proxy Material because it is false, misleading and vague in violation of the proxy rules.

For all the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the 2002 Proxy Statement is proper under clauses (i)(7) and (i)(3) of Rule 14a-8. We respectfully request your confirmation that the Staff will not recommend an enforcement action against the Company if the Proposal is so excluded.

* * * * * * * * * * *

In accordance with Rule 14a-8(j), we are filing with the Staff six paper copies of this letter and the Proposal and are simultaneously sending a copy of this submission to the Proponents. We would respectfully request the opportunity to discuss the requests contained in this letter with you further prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested herein. If you have any questions, require further information or wish to discuss this matter, please call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,

Susan A. Waxenberg

Susan A. Waxenberg

cc: NorthStar Asset Management Inc.
Scott Klinger, United for a Fair Economy/Responsible Wealth
Judith M. Barnet
Harriet Denison
Carla Kleefeld
Robert L. Munson
Roger J. Rath
Carol A. Rice
Kathleen Ladd Ward

Freeze Executive Pay During Periods of Downsizing

WHEREAS, AOL Time Warner announced the layoff of 2,400 employees (3% of the total workforce) in January 2001. Shortly thereafter, the company reported the combined salary and bonus of the company's six highest paid executive officers had risen between 8.9% and 25.2% the previous year, with the average executive enjoying a 16% increase in salary and bonus. Total compensation for the company's CEO exceeded $73 million in 2000.

WHEREAS, when the company failed to meet its stated financial objectives, an additional layoff of 1,700 employees was announced in August, 2001. These cuts reached across the company, requiring many remaining employees to assume additional responsibilities and learn new skills.

WHEREAS, a growing number of American businesses are embracing the principle that corporate leaders should share in the sacrifice of cost-cutting and downsizing. In the face of disappointing earnings and the layoff of several thousand workers, Ford Motor Company announced that 6,000 top executives, including the company's CEO would forego their 2001 bonus. Similarly, when faced with large layoffs in the airline industry the chief executives of AMR Corp., Continental, Delta and Southwest Airlines all agreed to forego cash compensation.

WHEREAS, there are several academic studies that indicate that increasing executive pay during periods of downsizing damages company morale, increases turnover among surviving employees and reduces productivity.

- Professor Kenneth DeMeuse of the University of Wisconsin – Eau Claire describes the corporate tendency to seesaw between periods of mass hiring and investment in training and periods of mass layoffs as "corporate bulimia." Professor DeMeuse compared Fortune 100 firms that laid off workers during the 1989 recession and found that job-cutters saw minor improvements in performance in the first year following the layoffs, but performance was far worse the second year compared to those that had not cut jobs.

- A 1992 study by the Haas School of Business at the University of California at Berkeley found that firms with the widest pay gaps had lower quality products and services.

- Firms with large pay gaps between CEOs and other executives experience executive turnover at twice the rate of firms with a more equal distribution of pay among executives according to a 2000 study by Notre Dame University .

WHEREAS, we believe that business success over the long term is enhanced when business is viewed as a shared enterprise in which both the rewards and sacrifices are fairly shared among all employees.

RESOLVED, shareholders request that the Board adopt an executive compensation policy that freezes the pay of corporate officers during periods of significant downsizing (layoffs involving the lesser of 5% of the company's workforce or 1,000 workers). This pay freeze shall continue for a period of one year following the layoffs.

PLEASE VOTE <u>FOR</u> THIS RESOLUTION.